Exhibit 99(a)


                          CNF TRANSPORTATION INC.
              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                          (Dollars in thousands)

                                                   Three Months Ended
                                                       March 31,
                                                  1998           1997
 Fixed Charges:
    Interest Expense                        $     8,532    $    10,805
    Capitalized Interest                            490            702
    Dividend Requirement on Series B
     Preferred Stock [1]                          3,003          3,087
    Interest Component of
     Rental Expense [2]                           9,863          8,067
                                            $    21,888    $    22,661

 Earnings:
    Income before Taxes                          34,077         40,172
    Fixed Charges                                21,888         22,661
       Capitalized Interest                        (490)          (702)
       Preferred Dividend Requirements [3]       (3,003)        (3,087)
                                            $    52,472    $    59,044

 Ratio of Earnings to Fixed Charges:                2.4 x          2.6 x


 [1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

 [2] Estimate of the interest portion of lease payments. The three month period ended March 31, 1997 was restated for a change in the estimation method.

 [3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income before Taxes.